Filed by Micrel, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:
Micrel, Incorporated
(Commission File No. 001-34020)

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   Presented by: Steve Sanghi President and CEO

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[] Cautionary Statement:
 Statements about the expected timing, financial impact and effects of the proposed transaction, and other statements in this presentation that are not historical facts, are forward-looking  statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
These statements involve risks and uncertainties that could cause actual results to differ materially from such forward looking statements. Such risks and uncertainties include the actual timing of the closing of the acquisition, the satisfaction of the conditions to closing in the acquisition agreement, any termination of the acquisition agreement, the effect of the acquisition on
Microchip's and Micrel's existing relationships with customers, employees and vendors and on Microchip's and Micrel's respective operating results and businesses; general economic, industry or political conditions in the U. S.  or internationally; and the risks described from time to time in SEC reports
including filings on Forms 10-K,   10-Q  and 8-K.   You can obtain copies of
applicable Forms 10-K,   10-Q  and 8-  K and other relevant documents for free
at Microchip's website
(www.   microchip. com),  at Micrel's website (www.   Micrel. com)  or the
SEC's website (www.   sec. gov)  or from commercial document retrieval
services. You are cautioned not to place undue reliance on these forward-looking  statements, which speak only as of the date such statements are made. We do not undertake any obligation to publicly update any forward-looking  statements to reflect events, circumstances or new information after the date hereof.
[] Additional Information and Where to Find It
 Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Micrel in connection with the acquisition transaction.
Investors and security holders are urged to read such document when it becomes available because it will contain important information about the transaction.
Investors and security holders may obtain free copies of such document (when it becomes available) and other documents filed with the SEC at the SEC's web site at www. sec. gov. Microchip, Micrel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Micrel in connection with the acquisition transaction.
Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Microchip is also included in Microchip's proxy statement for its
2014 Annual Meeting of Stockholders, which was filed with the SEC on July 18,
2014. Additional information regarding the directors and executive officers of
Micrel is also included in Micrel's Annual Report on Form 10-K/A,   which was
filed with the SEC on April 24, 2015. These documents are available free of charge at the SEC's web site at www. sec. gov and as described above.

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Welcome to Microchip!!!

Corporate Overview

[] Leading provider of:

[] High-performance,  field-programmable   RISC Microcontrollers and Digital
Signal Controllers

[] Mixed-Signal,  Analog and Interface products

[] Wireless and RF products

[] Non-volatile  EEPROM and Flash Memory products

[] Flash IP solutions

[] ~ $2.2   Billion revenue run rate [] ~ 9,500 employees worldwide

[] Headquartered near Phoenix in Chandler, AZ

Annual Net Sales Growth

[] 98 consecutive quarters of profitability

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Worldwide Technical Support Centers

Atlanta Austin Boston Chicago Cleveland Dallas Detroit Kokomo Los Angeles New
York Phoenix San Jose Toronto

Copenhagen Drunen Dublin Haan Karlsruhe London Madrid Milan Munich Padova Paris
Pforzheim Tel Aviv Wels

Bangalore Bangkok Beijing Chengdu Chongqing Hangzhou Hong Kong Hsinchu Kuala
Lumpur New Delhi Penang Pune

Kaohsiung Manila Nanjing Osaka Qingdao Seoul Daegu Shanghai Shenyang Shenzhen
Singapore Taipei Tokyo Wuhan Xiamen Xian Zhuhai

Sao Paulo

Johannesburg

Sydney Melbourne

Global Development Centers

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Worldwide Manufacturing

Oregon, USA Fab 4 Arizona, USA
Corporate Headquarters and Fab 2

Bangkok, Thailand Test and Assembly

Worldwide 8-Bit Microcontroller Market Share (Dollars)

No.	1991 Rank	1996 Rank	1998 Rank	2001 Rank	2005 Rank	2006-9 Rank	2010 Rank	2014 Rank
1	Motorola	Motorola	Motorola	Motorola	Motorola	Microchip	Renesas	Microchip
2	Intel	NEC	NEC	Hitachi	Renesas	NEC	Microchip	Renesas
3	Philips	Philips	ST-Micro	NEC	Microchip	ST-Micro	Atmel	NXP
4	Mitsubishi	Hitachi	Philips	Microchip	NEC	Freescale	ST-Micro	Atmel
5	NEC	Mitsubishi	Hitachi	ST-Micro	ST-Micro	Atmel	Samsung	ST-Micro
6	Hitachi	Toshiba	Mitsubishi	Philips	Atmel	Renesas	Freescale	Freescale
7	Toshiba	Matsushita	Microchip	Toshiba	Toshiba	NXP	NXP	Cypress
8	Siemens	SGS-Thomson	Toshiba	Atmel	Philips	Cypress	Cypress	Datang
9	TI	Intel	Siemens	Matsushita	Fujitsu	Sony	Panasonic	Si Labs
10	Matsushita	Microchip	TI	Sanyo	Infineon	Fujitsu	Fujitsu	Samsung
11	National	Siemens	Fujitsu	Samsung	Sanyo	Panasonic	Datang	CEC Huada
12	SGS-Thomson	Fujitsu	Sanyo	Mitsubishi	Samsung	Toshiba	NEC (1Q)	Holtek
13	Ricoh	TI	Matsushita	Infineon	Matsushita	Samsung	Sony	Spansion
14	MHS	Sony	Atmel	Sony	Sony	Datang	Toshiba	Tongfang
15	IIT	Zilog	Zilog	TI	Sunplus	Si Labs	Si Labs	SHIC
16	Sharp	Sharp	Sharp	Fujitsu	Micronas	Holtek	JSC	Panasonic
17	Fujitsu	Temic	Sony	Sunplus	Novatek	Infineon	Holtek	Sony
18	Oki	Sanyo	Intel	Zilog	Intel	Elan	Infineon	SH Fudan
19	Zilog	National	National	Novatek	Holtek	Winbond	Sonix	Infineon
20	Sony	Oki	LG Semi	Micronas	Winbond	Denso	Elan	Ixys
23	Microchip							

Based on dollar shipment volume 1991-2014, Source: Gartner and Microchip

9

2015 Embedded Market Study*
****Preliminary Results***

Which of the following 8-bit chip families would you consider for your next embedded project?

Those with <100MHz Clock Speed


0%
10%
20%
30%
40%
50%
Microchip PIC 44%
Atmel AVR 40%
STMicro ST6, ST7, ST8 20%
Freescale HC** 17%
Arduino using Atmel AVR 14%
NXP / Philips P80x, P87x, P89x 12%
Renesas H8, 12%
CypressPSoC 11%
SiLabs 80xx 10%
Atmel 80xx 10%
Intel 80xx, '251 9%
TI TMS370, 7000 8%
Xilinx PicoBlaze 7%
Altera soft core 5%
Zilog Z8, Z80, Z180, eZ80 4%
Infineon XC800, C500 3%
Maxim 80xx 3%
Parallax 3%
Digi/Rabbit 2000, 3000 2%
Toshiba 1%
Other (specify) 5%
2015 (N=316)

UBM Tech

CONFIDENTIAL – NOT FOR DISTRIBUTION OUTSIDE MICROCHIP

Worldwide 16-Bit Microcontroller Market Share (Dollars)

No.	2004 Rank	2006 Rank	2008 Rank	2009 Rank	2010 Rank	2011 Rank	2012 Rank	2014 Rank
1	Renesas	Renesas	Renesas	Renesas	Renesas	Renesas	Renesas	Renesas
2	Infineon	Infineon	Infineon	Infineon	Infineon	Infineon	Infineon	Infineon
3	Freescale	Freescale	Samsung	TI	TI	TI	TI	TI
4	TI	Fujitsu	TI	Samsung	Samsung	Freescale	Freescale	Freescale
5	NEC	TI	Freescale	Fujitsu	Freescale	Fujitsu	Fujitsu	Microchip
6	Matsushita	Intel	Fujitsu	Freescale	Fujitsu	Toshiba	Samsung	Spansion
7	Toshiba	Toshiba	Toshiba	Toshiba	Toshiba	Samsung	Microchip	Spansion
8	Fujitsu	NEC	Intel	NEC	Microchip	Microchip	Toshiba	Toshiba
9	Intel	Sunplus	NEC	Intel	Intel	Intel	Intel	INSIDE
10	STMicro	Sony	Sony	Microchip	Sony	Sony	INSIDE	EM Micro
11	Oki	NXP	Panasonic	Panasonic	JSC Sitronics	JSC	Sony	NXP
12	Sony	Micronas	NXP	Sony	Sunplus I	Winbond	CEC Huada	Sunplus
13	Micronas	Winbond	Winbond	Winbond	Winbond	Ixys	JSC	Sony
14	Sunplus	Matsushita	Microchip	Sunplus I	NXP	Micronas	EM Micro	Ixys
15	Winbond	Microchip	Micronas	Micronas	Micronas	Seiko Epson	SH Fudan	Maxim
16	Microchip	Samsung	Sunplus I	NXP	Sunplus MM	Shenzhen St	Sunplus	Datang
17	Samsung	Oki	Sunplus MM	Sunplus MM	Seiko Epson	Sunplus	Datang	CEC Huada
18	Philips	National	Sharp	Seiko	Panasonic	Rohm	Winbond	SSM
19	Magnachip	Sharp	Rohm	Sharp	Rohm	Panasonic	Ixys	Seiko Epso
20	Sharp	STMicro	Seiko	Rohm			Seiko Epson	RTI Group

Based on dollar shipment volume 2004-2014, Source: Gartner and Microchip

11

2015 Embedded Market Study*
***Preliminary Results**

Which of the following 16-bit chip families would you consider for your next embedded project?

Those with <100MHz Clock Speed


0%
10%
20%
30%
40%
50%
Microchip PIC24 / dsPIC 43%
TI MSP430 40%
STMicro ST9, ST10 20%
Freescale HC16 17%
Freescale HC12 12%
Renesas RL78 12%
Renesas R8C 9%
Intel 8086, '186, '286 8%
Infineon XE166, XC2000, XC166, C166 5%
AMD 186, '188 5%
Maxim 4%
Zilog Z180, Z380 3%
Other (specify) 5%
2015 (N=292)

UBM Tech

CONFIDENTIAL – NOT FOR DISTRIBUTION OUTSIDE MICROCHIP

Worldwide 32-bit Microcontroller Market Share (Dollars)

No.	2010 Rank	2011 Rank	2012 Rank	2013 Rank	2014 Rank
1	Renesas	Renesas	Renesas	Renesas	Renesas
2	Freescale	Freescale	Freescale	Freescale	Freescale
3	TI	TI	ST-Micro	ST-Micro	ST-Micro
4	ST-Micro	ST-Micro	TI	TI	TI
5	Denso	NXP	Atmel	Atmel	Atmel
6	Fujitsu	Denso	Denso	Infineon	NXP
7	NXP	Atmel	Infineon	Denso	Infineon
8	Atmel	Fujitsu	NXP	NXP	Denso
9	Toshiba	Infineon	Toshiba	Melfas	Microchip
10	Infineon	Toshiba	Fujitsu	Toshiba	Toshiba
11	Panasonic	Panasonic	Panasonic	Microchip	Spansion
12	EM Micro	EM Micro	Microchip	CEC-Huada	Cypress
13	Rohm	Rohm	MELFAS	Fujitsu	Samsung
14	JSC	JSC	Samsung	Spansion	Melfas
15	Shenzhen St	Microchip	Rohm	Cypress	Winbond
16	Huahong	Shenzhen St	Energy Micro	Panasonic	Panasonic
17	Seiko Epson	Huahong	CEC Huada	SH Huahong	Nationz Tech
18	Winbond	Winbond	Nationz	SH Fudan	CEC Huada
19	Microchip	Seiko Epson	SH Fudan	Winbond	Energy Micro
20	Samsung	Samsung	Cypress	Datang	Rohm

Based on dollar shipment volume 2010-2014, Source: Gartner and Microchip

13

2015 Embedded Market Study*
*Preliminary Results

Which of the following 32-bit chip families would you consider for your next embedded project?

Those with <100MHz Clock Speed



0%
5%
10%
15%
20%
25%
30%
35%
40%
STMicro STM32 (ARM) 36%
Microchip PIC 32-bit (MIPS) 24%
NXP LPC (ARM) 22%
FreescaleKinetis (ARM/Cortex-M4/M0) 16%
Atmel SAMxx (ARM) 14%
Atmel (AVR32) 13%
Atmel AT91xx/ATSAMxx (ARM) 12%
Arduino 12%
Freescale i.MX (ARM) 11%
TI Sitara (ARM) 11%
TI TM4Cx (ARM) 11%
Cypress PSOC 5 (ARM) 10%
TI Tiva (ARM) 10%
Xilinx Zynq (with dual ARM Cortex-A9) 9%
TI C2000 MCUs 9%
Renesas RX 8%
Energy Micro EFM32 7%
Atmel AT91xx 7%
TI OMAP 7%
Altera Nios II (soft core) 6%
Xilinx MicroBlaze (soft-core) 6%
Freescale 68K, ColdFire 5%
SiLABS Precision32 (ARM) 5%
TI Hercules (ARM) 5%
Altera SoC-FPGA (with dual ARM Cortex-A9) 5%
Intel Atom, Pentium, Celeron, Core 2, Core iX 5%
Renesas RH850 5%
Freescale PowerPC 55xx 4%
Microsemi SmartFusion2 SoC FPGA (Cortex-M3) 4%
Freescale PowerPC 5xx, 6xx 3%
2015 (N=362)

UBM Tech

CONFIDENTIAL – NOT FOR DISTRIBUTION OUTSIDE MICROCHIP

Worldwide Microcontroller Market Share (Dollars)

No.	2003 Rank	2008 Rank	2009 Rank	2010 Rank	2011 Rank	2012 Rank	2013 Rank	2014 Rank
1	Renesas	Renesas	Renesas	Renesas	Renesas	Renesas	Renesas	Renesas
2	Motorola	NEC	NEC	Freescale	Freescale	Freescale	Freescale	Freescale
3	NEC	Freescale	Freescale	Samsung	TI	Infineon	ST-Micro	ST-Micro
4	Matsushita	Infineon	Samsung	Microchip	Microchip	Microchip	Microchip	Microchip
5	Infineon	Samsung	Microchip	Atmel	ST-Micro	ST-Micro	Infineon	NXP
6	Fujitsu	Microchip	TI	TI	Atmel	TI	TI	TI
7	Toshiba	ST-Micro	Infineon	Infineon	Infineon	Atmel	NXP	Infineon
8	Microchip	TI	ST-Micro	ST-Micro	Fujitsu	NXP	Atmel	Atmel
9	Samsung	Fujitsu	Fujitsu	Fujitsu	Toshiba	Fujitsu	Samsung	Spansion
10	ST-Micro	NXP	NXP	NXP	Samsung	Samsung	Cypress	Samsung
11	Atmel	Toshina	Atmel	Toshiba	NXP	Toshiba	Denso	Cypress
12	TI	Atmel	Toshiba	Denso	Denso	Cypress	Toshiba	Toshiba
13	Sanyo	Panasonic	Panasonic	Cypress	Sony	Denso	Fujitsu	Denso
14	Philips	Denso	Denso	Panasonic	Panasonic	Panasonic	Spansion	Datang
15	Intel	Sony	Cypress	Sony	Cypress	Sony	Melfas	Si Labs
16	Sony	Cypress	Sony	Datang	JSC Sitronics	Si Labs	CEC-Huada	CEU-Huada
17	Micronas	Intel	Datang	JSC Sitronics	Datang	CEC Huada	Si Labs	Panasonic
18	Oki	Micronas	Intel	Si-Labs	Intel	Melfas	Panasonic	SHIC
19	Sunplus	Winbond	Si-Labs	Intel	Huahong	JSC	Datang	Tongfang
20	Winbond	Si-Labs	Rohm		Si Labs	INSIDE	INSIDE	Holtek

Based on dollar shipment volume 2003-2014, Source: Gartner and Microchip

15

Total MCU (8/16/32) Market Share %

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Analog Yearly Revenue (k$)

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Microchip Analog Product Portfolio 100 Growth

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Analog and Interface Products

THERMAL MANAGEMENT	POWER MANAGEMENT	MIXED SIGNAL	INTERFACE/ CONNECTIVITY
Temperature Sensors	Linear Regulators	Delta-Sigma A/D Converters	CAN/LIN
Fan Control and Hardware Management	Switching Regulators	SAR A/D Converters	USB Hubs/PHYs/ Switches
	Digitally-Enhanced & PWM Controllers	Energy Measurement ICs	Ethernet Controller/ Switches/Bridges/PHYs
LINEAR	Charge Pump DC/DC Converters	Current/DC Power Measurement ICs	Wireless
Single Supply CMOS Op Amps	Battery Management	Dual Slope/Display A/D Converters	Real Time Clock/Calendar
Comparators	USB Port Power Controller/ Power Delivery	D/A Converters	I/O Expanders
RF Power Amplifiers, PGA, SGA	System Supervisors Voltage Detectors	Digital Potentiometers	**SAFETY AND SECURITY**
MOTOR DRIVER ICs	Power MOSFET Drivers	V/F and F/V Converters	Smoke Detector ICs
Stepper and DC/ 3Φ Brushless DC	High-Speed Power MOSFETs	Voltage References	Piezoelectric Horn Drivers

19

Our Analog and Memory Enables Providing Complete Solutions

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SAM Expansion Focus Areas

[] eXtreme Low Power

[] Infotainment in Cars

[] Touch Sense

[] Touch Screen

[] Advanced Graphics

[] USB Interface

[] Ethernet Connectivity

[] Wireless Connectivity

[] Advanced Analog

[] AC/DC Power Supplies

[] Wireless Audio

[] Computing Embedded Controllers

[] Motor Control

[] Digital Power Supplies

[] Energy Efficient Lighting

[] Energy Harvesting and Monitoring

[] Made for iPod and iPhone

[] Medical Solutions

MCHP Applications in S-Class
26 MCUs / 6 Analog / 6 Memory

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MCHP Applications in S-Class
6 MOST / 5 KLEER

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MCHP Applications in Hyundai Genesis

25 MCU / 21 Analog / 4 Memory / 3 MOST / 2 USB

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MCHP Content in Tesla Model - S
5 MCU / 9 Analog / 1 Memory / 2 USB

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     Incremental Growth Through Acquisitions

Broadening Microchip Solutions Through Acquisitions

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Hampshire          RandE       HI-TECH       ZeroG               SST  Adv Silicon
                                                                      Products
------------- ----------- ------------- -------------- ------------ -------------
      Oct '08    Apr '09       Mar '09     Jan '10          Apr '10       Oct '10
------------- ----------- ------------- -------------- ------------ -------------
Touch Screen    Security/ Development   Low Power      High-Density   Motor Drive
  Controllers Life-Safety        Tools/ Embedded           Flash/IP      Products
                  ASICs       Compiler      Wi-Fi ([R])

Broadening Microchip Solutions Through Acquisitions

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       MMT      LSS                 Ident  Roving Networks                  SMSC
------------- ------- -------------------- ------------------------ -----------------
      Feb '11 Oct '11              Feb '12              Apr '12             Aug '12
------------- ------- -------------------- ------------------------ -----------------
 Assembly and    High-  Gesture Recognition       Bluetooth([R]) and          MOST([R])
Test Capacity Speed          and Proximity     Wi-Fi ([R]) Solutions USB and Ethernet
   Expansion    ADC                                                 Wireless Audio
                                                                     PC Controllers

Broadening Microchip Solutions Through Acquisitions



Novocell	EqcoLogic	Supertex, Inc.	ISSC
Jun '13	Nov '13	April '14	July '14
Non-Volatile-Memory IP	Equalizer and Coaxial Transceiver Products	High-Voltage Analog and Mixed Signal	Low power Bluetooth® and Advanced Wireless Solutions

29

Our Vision: Be The Very Best Embedded Control Solutions Company Ever

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Mission

[] Microchip is a leading supplier of field- programmable embedded control solutions by delivering the popular PIC[R] microcontrollers, a broad spectrum of innovative analog and mixed- signal products, wired and wireless connectivity products, related non-volatile memory products and Flash-IP solutions.

[] In order to contribute to the ongoing success of our customers, shareholders and employees,  our mission is to focus resources on high value, high quality products and services and to continuously improve all aspects of our business, providing an industry leading return on investment.

Guiding Values

[] Quality comes first [] Customers are our focus

[] Continuous improvement is essential [] Employees are our greatest strength
[] Products and technology are our foundation [] Total cycle times are optimized [] Safety is never compromised [] Profits and growth provide for everything we do [] Communication is vital [] Suppliers, representatives and distributors are our partners [] Professional ethics are practiced

Average % of Time MCHP Practices the Guiding Values: Employee Population*

Values (Goal: 80%)	**2014 Mean**	2013 Mean	2012 Mean
Quality Comes First	**86.7%**	86.0%	86.3%
Customers Are Our Focus	**89.5%**	89.4%	89.8%
Continuous Improvement Is Essential	**86.1%**	85.7%	85.7%
Employees Are Our Greatest Strength	**80.0%**	79.7%	80.2%
Products And Technology Are Our Foundation	**87.2%**	86.2%	86.8%
Total Cycle Times Are Competitive	**83.1%**	83.0%	84.1%
Safety Is Never Compromised	**91.0%**	90.6%	89.8%
Profits And Growth Provide For Everything We Do	**89.7%**	89.7%	89.0%
Communication Is Vital	**85.5%**	84.7%	84.3%
Suppliers And Distributors Are Our Partners	**87.7%**	86.8%	87.3%
Professional Ethics Are Practiced	**87.5%**	87.2%	86.7%

*Excluding Thailand

33

Mode % of Time MCHP Practices the Guiding Values: Employee Population*

Values (Goal: 90%)	**2014 Mode**	2013 Mode	2012 Mode
Quality Comes First	**100%**	90%	90%
Customers Are Our Focus	**100%**	100%	100%
Continuous Improvement Is Essential	**100%**	100%	90%
Employees Are Our Greatest Strength	**100%**	100%	100%
Products And Technology Are Our Foundation	**100%**	100%	100%
Total Cycle Times Are Competitive	**90%**	90%	90%
Safety Is Never Compromised	**100%**	100%	100%
Profits And Growth Provide For Everything We Do	**100%**	100%	100%
Communication Is Vital	**100%**	100%	100%
Suppliers And Distributors Are Our Partners	**100%**	90%	90%
Professional Ethics Are Practiced	**100%**	100%	100%

*Excluding Thailand

34

Percent of Time Employee's Direct Supervisor  Practices the Guiding Values
Expressed in Mean Scores Over Time

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Job Satisfaction
Rated by Employee Population*

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High and Good Combined: 84.8% (2013: 83.5%)

*Excluding Thailand

Strategic Rationale

[] Adds a portfolio of Linear and Power Management products to Microchip's
Analog and Interface products.

[] Adds a portfolio of LAN Solutions to Microchip's solutions of connectivity products.

[] Adds Timing and Communication products as a new set of products and business unit to Microchip.

[] Microchip's manufacturing and sales channel strengths can extend the reach of Micrel's solutions into new applications and markets.

[] Adds a portfolio of 400 patents to Microchip IP portfolio.

Next Steps

[] Microchip and Micrel executives will work towards completing the acquisition expeditiously.

[] We expect to close transaction in early CQ3, 2015.

[] We will form an integration team consisting of employees from both companies who will outline the integration strategy in areas of IT, HR, Finance, legal, operations, product lines and sales.

Some Answers in the HR area

[] Your vested stock options will be cashed out at $14.00   stock price.

[] Your unvested stock options will be assumed by Microchip adjusted for the exchange ratio.

[] # of options = Current number of options x Exchange ratio [] Option price=
Current option price/Exchange ratio [] The vesting schedule will remain the same

[] Exchange ratio= 14/ Microchip's avg.  closing stock price for the ten trading days ending on the second to last trading day immediately prior to the
Effective Time.

ESPP

[] Micrel's ESPP will be terminated.

[] We will develop a schedule for employees to join
Microchip's ESPP.

[] Microchip's U. S.  ESPP plan has a two years look back period and a 15%
discount, and is therefore more generous than Micrel's ESPP plan.

[] Our international ESPP plan has a 6 months look back period and has a 15%
discount.

401K

[] Micrel's 401K plan will be frozen.

[] The employees can enroll into Microchip's 401K plan.

[] Microchip's 401K plan has a match contribution by
Microchip.

[] Match is quarterly and is discretionary based on business results.

[] Target match is 50% of the first 4% of basic contributions.

[] Micrel's's 401K plan will undergo a typical IRS audit.
Once approved, you will have the option to distribute or roll your monies into an IRA or Microchip 401(k) Plan.

Microchip Community Awards

2011 Microchip Again Wins Alfred P. Sloan Award for Workplace Flexibility For
Fifth Consecutive Year, Company Receives National Recognition for Business
Practices

 Microchip Technology has been selected as one of Arizona's "100 Best"
Companies! 2011

Dec 2010 Microchip Named Phoenix Business Journal's "Best Place to Work "for
Fourth Straight Year--

Bay Area News "Top Workplaces Program " for fourth straight year--- 2012 -2015

Best Employers in Thailand 2009

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Microchip Training Awards

[] Criteria

[] Strategic application of training to drive business objectives [] Robust, formal training program [] Training budget, resources and tuition reimbursement
[] Hours of training per employee

[] Top 125 in 2012 (Rank # 116)

[] Top 125 in 2013 (Rank #124) [] Top 125 in 2014 (Rank #107) [] Top 125 in
2015 (Rank #100)

Source: Driving Excellence John Wiley and Sons, April 2006

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Microchip Summary

[] Leading provider of embedded control solutions

[] Leadership position shaped by our vision, unique culture and guiding values

[] Dedicated to the success of our customers, investors and employees

[] Excited to have Micrel join the team!

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Thank You!